EXHIBIT 99.1

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 1, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continue Disclosure Obligations
Section 11.3

Matters Voted Upon

1.                                     By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Mel E. Benson	973,069,024	97.63	23,630,075	2.37
Dominic D’Alessandro	989,780,353	99.31	6,916,497	0.69
John T. Ferguson	988,978,292	99.23	7,721,396	0.77
W. Douglas Ford	971,268,147	97.45	25,430,951	2.55
Paul Haseldonckx	990,141,986	99.34	6,555,065	0.66
John R. Huff	973,365,937	97.66	23,333,601	2.34
Jacques Lamarre	975,488,859	97.87	21,210,241	2.13
Maureen McCaw	974,157,776	97.74	22,539,074	2.26
Michael W. O’Brien	989,687,813	99.30	7,011,926	0.70
James W. Simpson	973,898,045	97.71	22,801,053	2.29
Eira M. Thomas	991,373,989	99.47	5,322,862	0.53
Steven W. Williams	991,601,460	99.49	5,098,278	0.51

2.                                    By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors for 2012.

3.                                    Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular delivered in advance of the meeting was approved by a vote, conducted by ballot, of 932,666,188 (93.58%) for and 64,026,886 (6.42%) against.